Exhibit 1
[GRUPO MÉXICO LOGO]
México, Distrito Federal, March 18, 2011
Nominations and Compensation Committee
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
Avenida Mariano Otero No. 1249-B, Piso 6°, Torre Pacífico
44530, Rinconada del Bosque,
Guadalajara, Jalisco
Ref.: Appointment of Independent Director
     Alberto de la Parra Zavala, legal representative of Grupo México, S.A.B. de C.V. (“Grupo México”) and Infraestructura y Transportes México, S.A. de C.V. (“ITM”), holders, in the aggregate, of a stake equal to or greater than 20% (twenty percent) of the outstanding shares of Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (“GAP”), setting as domicile and contact information for any communication relating to this writing, the address located at Campos Elíseos 400, Edificio Parque Reforma, Piso 12, colonia Lomas de Chapultepec, 11000, delegación Miguel Hidalgo, México, Distrito Federal, telephone +55 1103.5327 and e-mail address alberto.delaparra@mm.gmexico.com, requests and informs the following:
     Pursuant to articles 26 and 50 of the Securities Market Law (Ley del Mercado de Valores) (“LMV”), Grupo México and ITM, as holders of 20% of the shares representing the capital stock, inform the Nominations and Compensation Committee of the intention of Grupo México and ITM to exercise their right to appoint directors and therefore designate Messrs. Eduardo Gallastegui Armella and Alfredo Casar Pérez as members of the Board of Directors of GAP at the shareholders meeting of the company to be held on April 27, 2011 at 12:30 hours.
     The aforementioned is in light of Grupo México’s and ITM’s current stake and the stake that will be held by the date of the shareholders meeting.
     It is hererby informed that Messrs. Eduardo Gallastegui Armella and Alfredo Casar Pérez comply with the independence requirements set forth in applicable laws and other dispositions. Attached hereto is the curriculum vitae of each one.
     Notwithstanding the aforementioned, pursuant to article 50 of the LMV, Grupo México and ITM reserve their right to ratify or modify the appointment of the directors to be made at the meeting scheduled for April 27, 2011.
     Attentively,
     /s/
     Alberto de la Parra Zavala